Ecomat, Inc.
2275 Huntington Drive, Suite 851
San Marino, CA 91108

August 15, 2017

United States Securities and Exchange Commission
Washington, DC 20549
Attn: Michael Killoy, Staff Attorney

Re: Ecomat, Inc.
Form 10-12G
Filed July 10, 2017
File No. 000-55320

Ladies and Gentlemen:

This letter is in response to the staff's comment letter dated July 31, 2017, with respect to the above-referenced Form 10 filed by Ecomat, Inc. (the "Company") on July 10, 2017. For the convenience of the staff, we have included each of the staff's comments numbered sequentially, followed by our response to each numbered comment.

Liquidity and Capital Resources, page 18

Comment 1. We note your statement here and elsewhere that you are dependent upon funding provided by management and an affiliated party. We also note your statement that any advances provided accrued interest. Please disclose the material terms of the agreement and file the funding agreement as an Exhibit. See Item 601(b)(10) of Regulation S-K.

Response 1. There is no written funding agreement between the Company and Mr. Heiden , our sole officer and director. We expanded disclosure in the second to last paragraph on page 19 under subsection "Liquidity and Capital Resources" as follows:

Mr. Heiden has verbally agreed to pay the Company's expenses through advances until we enter into a business combination. The imputed interest for these advances is 8%. The Company intents to repay these advances at a time when it has the cash resources to do so.

Item 7. Certain Relationships and Related Transactions, page 21

Comment 2. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K for the debt transaction.

Response 2. We have revised our disclosure under Item 7 Certain Relationships and Related Transactions as follows:

 During the years ended June 30, 2017 and 2016, Mr. Heiden made advances of $2,259 and 749, respectively, to the Company for franchise taxes, audit fees and registered agent fees. The largest principal amount in advances during the year ended June 30, 2017 were $1,500 of audit fees. The largest principal amount in advances during the year ended June 30, 2016 were $650 in Nevada annual corporation fees. As of June 30, 2017 and 2016, the Company owed a total of $9,871 and $7,049 to Mr. Heiden. As of June 30, 2017 and 2016, the Company owed $7,053 and $4,794 in cash advances made by Mr. Heiden to the Company. The imputed interest for these advances is 8%. As of June 30, 2017 and 2016, the Company owed $2,818 and $2,255 in accrued interest to Mr. Heiden.

General

The Company acknowledges that since the Company and its management are in possession of all facts relating to a Company's disclosure, the Company and its management are responsible for the accuracy and adequacy of the disclosures they have made.

Respectfully submitted,

/s/: Ivo Heiden
Ivo Heiden, CEO